Exhibit 99.6

NICE Actimize Positioned as Overall Leader in the 2023 Quadrant Knowledge
Trade Surveillance and Monitoring Report

For the fourth consecutive year, NICE Actimize achieved the highest scores across the Technology
Excellence and Customer Impact metrics in the 2023 SPARK Matrix™ ranking

Hoboken, NJ, November 21, 2023 – NICE Actimize, a NICE (Nasdaq: NICE) business, has been ranked by global advisory and consulting firm Quadrant Knowledge Solutions as the overall global Leader in its report titled “SPARK Matrix™: Trade Surveillance and Monitoring, Q4, 2023.” The Quadrant Knowledge Solutions research report, which provided competitive analysis and a ranking of 20 global trade surveillance vendors in the form of its proprietary SPARK Matrix, scored NICE Actimize highest across Technology Excellence and Customer Impact performance metrics for the fourth consecutive year.

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The Quadrant Knowledge report, in positioning NICE Actimize and its SURVEIL-X Holistic Conduct Surveillance Suite, noted, “The company offers the SURVEIL-X Holistic Surveillance Suite that covers both surveillance and behavioral monitoring for online brokers, buy-side and sell-side firms, insurance companies, crypto exchanges, regulators, and more.”

The report continued, “The solution analyzes and correlates all trade-related data, detects all forms of risky behavior and ensures regulatory compliance. SURVEIL-X offers extensive surveillance coverage through its capabilities that include real-time data integration from various data sources and communications, comprehensive surveillance coverage, AI-powered analytic techniques, custom tuning and threshold management, automated alert generation and scoring, workflow and case management, and reporting and dashboard.”

Additionally, the report noted, “Some of the key differentiators of the SURVEIL-X platform include AI-driven holistic surveillance with precise alerting and integrated visualization capabilities, simplified client data integrations in both trade and communications surveillance, ability to access over 750+ exchange/venue market data sources, integration with conduct risk scores to build risk profiles on any entity based on customizable behavioral risk factors, and case management tool with robust workflow functionality.”

“NICE Actimize’s customers recognize the SURVEIL-X platform for its ease of deployment, integration, and interoperability, overall technology experience and customer value proposition, and its customization capabilities to meet their business-specific needs,” explained Vishal Jagasia, Senior Analyst, Quadrant Knowledge Solutions. “Through its platform called Compliancentral, which enables organizations to monitor end-to-end employee communications and transactions to identify conduct risks, NICE Actimize surveillance allows organizations to capture, store, archive, and surveil all communications for regulated employees.”

“Compromising on surveillance technology can be costly to a financial institution’s bottom line and reputation,” said Chris Wooten, Executive Vice President, NICE. “With the AI-powered SURVEIL-X Holistic Conduct and Trade Surveillance solution, NICE Actimize offers next level surveillance with even better detection coverage and reduced false positives. And SURVEIL-X doesn’t compromise on communications requirements, offering an advanced approach to monitoring unified communications such as Microsoft Teams and Zoom.”

Quadrant Knowledge Solutions’ SPARK Matrix provides a snapshot of key market participants and a visual representation of their positioning, along with strategic insights on how each vendor ranks related to their competitors along several axes representing a range of performance parameters coinciding with technology excellence and customer impact.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients achieve business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverables are designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.